UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2025
Commission File Number: 001-41995

Logistic Properties of the Americas
(Exact name of registrant as specified in its charter)

601 Brickell Key Drive
Suite 700
Miami, FL 33131
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

The Annual General Meeting (the "AGM") of Logistic Properties of the Americas (the "Company") was held virtually on September 17, 2025, from the Company's offices at 601 Brickell Key Drive, Suite 700, Miami, FL 33131. The Company hereby furnishes the following results of the AGM.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-282421) and Form F-3 (File No. 333-286813), and shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RESULTS OF THE ANNUAL GENERAL MEETING

The 2025 Annual General Meeting of Shareholders of Logistic Properties of the Americas was held virtually on September 17, 2025. The total outstanding voting securities eligible to vote as of the record date were 31,521,629 Ordinary Shares, of which 26,565,313 Ordinary Shares constituting approximately 84.27% of such outstanding Ordinary Shares were voted. The shareholders were asked to take the following actions:

1.To re-elect Class I directors of the Company for a three-year term and until their respective successors have been elected and qualified.

2.To ratify the appointment of Deloitte & Touche, S.A. as auditor of the Company for 2025.

3.To approve a general resolution authorizing the Company’s CEO, CFO and COO to effect the foregoing resolutions.

PROPOSAL 1 — ELECTION OF CLASS I DIRECTORS

The results of the vote were as follows:

	Number of Votes (1 vote per share)
Name	For	Against	Abstain	Broker Non-Votes
Diego Durruty Ortega	26,531,471	33,628	214	0
Javier Marquina-Graciani	26,543,353	21,746	214	0

PROPOSAL 2 — RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE S.A. AS THE AUDITOR OF THE COMPANY FOR 2025

The results of the vote were as follows:

Number of Votes (1 vote per share)
In Favor	Against	Abstain	Broker Non-Votes
26,564,406	690	217	0

PROPOSAL 3 — APPROVAL OF THE GENERAL RESOLUTION

The results of the vote were as follows:

Number of Votes (1 vote per share)
In Favor	Against	Abstain	Broker Non-Votes
26,553,064	5,630	6,619	0

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas

By:	/s/ Esteban Saldarriaga
Name:	Esteban Saldarriaga
Title:	Chief Executive Officer
Date: September 19, 2025